SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1)or Section 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                            UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                            UGLY DUCKLING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    903512101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               GREGORY B. SULLIVAN
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            UGLY DUCKLING CORPORATION
                       2525 EAST CAMELBACK ROAD, SUITE 500
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                STEVEN D. PIDGEON
                              SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                           PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6252

                            CALCULATION OF FILING FEE

------------------------------------ --------------------------------------
         TRANSACTION VALUATION*              AMOUNT OF FILING FEE**

------------------------------------ --------------------------------------
------------------------------------ --------------------------------------
              $27,500,000                           $5,500.00
------------------------------------ --------------------------------------

* Assumes purchase of 2,500,000 Shares of Common Stock at $11.00 per share. ** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Schedule TO (File No. 005-46239) filed on February 22, 2000.


Amount Previously Paid:             N/A              Filing Party:     N/A
Form or Registration No.:           N/A              Date Filed:       N/A

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 2 to Schedule TO (File No. 005-46239) which constitutes the final amendment ("Final Amendment") to such Schedule TO relates to an offer by Ugly Duckling Corporation to exchange (the "Exchange Offer") up to $27,500,000 principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares of its Common Stock, par value $.001 per share ("Common Stock"). The purpose of this Final Amendment is to report the results of the Exchange Offer.

        The Exchange Offer terminated on April 13, 2000, at 5:00 p.m. New York City time. A total of 1,085,415 shares of Common Stock were tendered for exchange pursuant to the Exchange Offer and were accepted by Ugly Duckling Corporation. $11,939,565 aggregate principal amount of the Debentures were issued as of April 20, 2000, pursuant to the terms of the Exchange Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2000.

                                      UGLY DUCKLING CORPORATION
                                      A Delaware corporation


                                       By: /S/ JON D. EHLINGER
                                       -----------------------
                                           Jon D. Ehlinger
                                           Secretary and General Counsel